FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

# Happy Birthday America West

## A Look At 22 Years Of Low Costs And Superior Service

It was on Aug. 1, 1983 that a shiny new America West B737 flew to Kansas City, launching what would become the nation's second-largest low-cost carrier. Now, more than two decades later, America West is in the middle of a merger with US Airways that will make it the country's fifth-largest (in capacity). The change is bitter-sweet in that while employees for both airlines are looking forward to the excitement the new company brings, there's also nostalgia with the name change to US Airways.

America West initiated service in 1983 with a fleet of three aircraft and 280 employees. Its network consisted of five cities and it operated nine daily departures from Phoenix from three gates. But by the end of 1983, the airline had grown to nine aircraft and more than 800 employees serving 13 cities.

AWA quickly became the first airline formed since deregulation to achieve official major-airline status (annual revenues of at least $1 billion). By 1989, the airline was operating Boeing 747s and had its sights set on expanding across the Pacific to Hawaii and beyond – it began service to Honolulu in November of that year and launched service to Nagoya, Japan in February of 1991. Unfortunately, air travel took a major hit with the onset of the first Gulf War. In 1991 America West had to file for Chapter 11 bankruptcy, later ending service to Japan and Hawaii and shedding its Boeing 747s.

The airline emerged from Chapter 11 in 1994, smaller and leaner, down from a fleet of more than 100 aircraft at the end of 1990 to a fleet of less than 90 at the end of 1994.

But with increased efficiency, it again expanded, setting up codeshare agreements with other carriers, partnerships with sports teams, and cross-marketing with event and vacation facilities. By the end of 2000, the airline employed nearly 14,000 people, had a fleet of 138 aircraft and served more than 100 destinations (including code-share service with Mesa and Continental).

In the aftermath of 9/11, America West averted a bankruptcy filing by securing a loan from the Air Transportation Stabilization Board. AWA quickly adapted to the new industry environment, slashing walk-up fares up to 70 percent and eliminating the traditional Saturday-night stay in 2002 and returned a net profit in 2003.

Today, the airline enjoys some of the lowest costs in the industry, thanks to the hard work and efficiency of its 14,000 employees and a constant focus on cost controls. Though high fuel costs and intense competition make for tough industry conditions, a successful merger with East-Coast counterpart US Airways should go a long way in helping the airline succeed well into the 21st century.

Congratulations to America West's faithful employees who have made the airline what it is today. Happy 22nd!

PLANE TALK

AUGUST 2005

TABLE OF CONTENTS

**Scorecard .......... Page 2**
Dear Readers
CASS Returns
Station Of The Month - DEN

**Frontline Focus ..... Page 3**
Town Hall And Webcast Wrapup
Plane Deal Recap
Merger Resources
Candid Comments

**Extra Effort ......... Page 6**
Chairman's Awards
AWA Partners With DAISY

**Pack Your Bags ...... Page 7**
On The Go With Jo
Travel Section
Company Store

**Final Descent........ Page 8**
Calendar Of Events
Referral Rewards

**Between The Wings ......................... Page 4 & 5**
Merger Map

### You Know You Lived In The 80's If:

- You ever ended your sentence with "psyche"
- You've got the Joey Lawrence catch phrase "Whoa!" down pat
- You owned genie pants
- "HBO's original" programming consisted of Fraggle Rock
- You got super-excited when it was Oregon Trail day in computer class
- You wore French rolls on the bottom of your acid-washed jeans
- You owned a doll with "Xavier Roberts" signed on its butt
- Pong was soooo lame compared with the ATARI 2600
- You own any cassettes
- You were taught that conversion to the metric system was inevitable
- Partying "like it's 1999" seemed SO far away!

### America West 22 Years In The Making

| | 1983 | 2005 |
|---|---|---|
| Employees | 280 | 14,165 |
| Total Aircraft | 3 | 140 |
| Destinations Served | 5 | 94 |
| International Destinations | 0 | 15 |
| Daily Departures | 20 | 949 |

### Merged Map

Check out the center spread for a merged America West and US Airways routemap, pp. 4 & 5.

# Jobs Well Flown

## AWA's FAs Make Sure Customer Service Takes Off With Each Flight

The commitment of America West's more than 2,500 InFlight crew members is second to none and exhibited as the face of the airline every day for our customers. To show thanks for all our flight attendants, August has been dedicated each year as Flight Attendant Appreciation Month. During the month, flight attendants in the inflight briefing room at PHX are being met with food, prizes and giveaways. Special events included visits from inflight vendors, such as our caterer, LSG, which provided food throughout the week of Aug. 15. So next time you're strolling through the airport or seated on a non-rev flight, be sure to give a smile and a sincere thanks to the crew who keep America West customers coming back again and again!



Flight Attendants K.C. Moss and Susan Parenti relax for a moment while waiting for their flight to Tampa, Fla.



Enjoying apples provided by caterer LSG, Flight Attendants Vicki Lewis and Penny Hornack show the smiles their customers know so well.

### AWA MBR Is The Best Of The Best

Our ramp service personnel are the best baggage handlers anywhere, and America West has been making its mark on the industry for a few months now. Among the country's eight largest airlines, America West's mishandled baggage ratio (MBR) reported in the Department of Transportation's Air Travel Consumer Report was tops in the industry for May through June, just 3.46 mishandled bags per 1,000 passengers for the two-month span.

"Our people are doing a great job versus our competitors," Anthony V. Mulé, sr. vice president, customer service, said. "This is truly remarkable considering the summer's high volume of bags, challenging conditions of super hot temperatures on our ramp and flight disruptions due to air traffic control. Add to that the fact that AWA operates a hub-and-spoke system, versus point-to-point carriers such as Southwest Airlines, and you have the making of a significant achievement to be proud of. This says a great deal about AWA people and their commitment to customer service, and we are very proud of their accomplishment."

**Congratulations to everyone on the ramp for pulling together to make America West stand out against the competition in baggage handling and providing great service to our customers!**

Volume 20 An America West Employee Publication 2005

Extra Effort

# Beyond The Call Of Duty

## Announcing The 2004 Chairman's Award Winners

Each year, Doug Parker calls on senior leadership to nominate employees who in the year prior made significant contributions at America West for the annual Chairman's Award. Winners of the Chairman's Award tackled projects or demonstrated terrific customer service that went well beyond the normal responsibilities. The award recognizes all sorts of contributions; it's not just a matter of an employee coming up with a significant cost savings or revenue-producing initiative, though there were winners who played a major role in that regard. It also includes employees who went way beyond the scope of their job description to help their team, ensure we operate in a safe and secure environment or who found innovative ways to enhance life at AWA.

Awards were handed out during small ceremonies in the Boardroom at headquarters and included Doug reading the nomination letter for every recipient in attendance. Congratulations to the 2004 Chairman's Award winners!



From left, Charley Stewart, Jim Vallario, Tony Miyakawa, Julia Garcia, Doug Parker, Jan De Mello, Anita Myers, Dean Smelius, Ken Cook, Jeff Owen, James Miller, Jean Ruiz, Amy Wood, Dana Palmer, DeLana Folz, Jay Santos, Wayne Fussnecker, Tenia Lessarbeau, John Miller, Phyllis Beatty, Carla Hansen and Wendy Pitt with her daughter Morgan.



From left, Mary Smith, Carrie Camilleri, Robin Gossen, Donald Corey, Brian Field, Laurel Harvey, Jo Ann Scholz, Dorothy Perry, Doug Parker, Annie Harris, Betty Flores, Kevin Jackson, Lisa Eagleton, Wayne Marlow, Lori Crossen, Jo Fine, Tonya Lovar, Linda Rice, Paddy Hankle, Theresa Servais and Ginny Luna.



From left, Feng Liu, Shannon Hardt, Lewis Nelson, Ricky Russell, Becky Vorkapich, Doug Parker, David Phalen, Derek Smith, Sharona Salanga and Debbie Noji.



From left, Kelly Pound, Larry Stephens, Kathy Allen, Greg Lamb, Frank Gill, Stan Skinner, Emma Atherton, Doug Parker, Amy Hadley, Joseph Murdock, Kae Salyers, Tom Volante, Mike Lyman, C.J. Lasher, Jason Schlattman, Beth Hunt, David Currie, Randy Lauson, Sam Hansen, Michelle Paxton, Ingo Theiss, Tamar Ferrol and Cindy Grzyb.

Not pictured: Yvette Leslie, Julie Madrid and Tammy Schreiber.



From left, Josh Bartosch, James Stagbill, Jerry Snyder, Johnny Portillo, Gabriel Becker, Doug Parker, Patricia Borrell, Paul Wilhelm, Beth Gibbs, Vince Seymour and Ken Bernard.

# AWA Aids Autoimmune Disease Fight

## Partnership With DAISY Foundation Also Honors Nurses

In 1999, J. Patrick Barnes was a successful manager for a local billboard company in Amarillo, Texas. Despite a long battle with Hodgkin's Disease, he was a positive man, driven by a desire to reach out to those in need. At the age of 33, Patrick Barnes was suddenly diagnosed with a rare autoimmune disease called ITP.

During the time he was sick, Bonnie and Mark Barnes, Patrick's parents, bore first-hand witness to the technical skill, care and compassion of nurses. Shortly after Patrick's death, they turned their grief into something positive, establishing the DAISY Foundation, an acronym for Diseases Attacking the Immune System. The DAISY Foundation not only raises money for ITP research, but also honors the incredible impact nurses have on their patients through monthly presentations of the "DAISY Award for Extraordinary Nurses."


CONGENITA

In June of 2004, America West joined in partnership with this unique non-profit organization to help honor the tremendous work of those in the nursing profession. Each month, DAISY Award recipients in nearly 50 medical facilities around the country are recognized with a special presentation and receive a daisy plant and pin, handmade sculpture and a framed certificate commemorating this honor.

"It became evident to us that nurses are unsung heroes who don't receive the recognition they truly deserve," said Bonnie Barnes, founder of the DAISY Foundation. "We are truly delighted that America West is partnering with us in several of our hospitals."

America West proudly sponsors and presents awards to those extraordinary nurses in Kalispell, Phoenix, Portland and Sacramento. The program has been an overwhelming success as the DAISY Foundation fulfills its goal of honoring those who are truly at the heart of healthcare, nurses.

For more information, visit *www.daisyfoundation.org* or contact Community Relations at (480) 693-5737.

6

Pack Your Bags

## ON THE GO WITH JO

**By Jo Fine,
Customer Relations Representative**

The past 18 years at America West have been like a magic carpet ride! From Cape Town to Katmandu. Swaziland to Senegal. Buenos Aires to Bangkok. I've forged continents, countries, and cities, a total of 36 times, experiencing a cultural extravaganza of a lifetime.

And it is with great pleasure and excitement that I am able to share some of those experiences with you in upcoming issues of Plane Talk.

I will present ideas for exotic travel that may cost you less than a week in Orlando. For instance, have you considered Turkey? How about Latvia? If those are not within your travel radar, I have a smorgasbord of ideas. We'll talk about short, affordable getaways that offer exciting alternatives to the Caribbean and Mexico. I'll discuss customizing a tour in which you reap the savings of a group, while maintaining your independence.



Jo's globe isn't for decoration; it's a map for her to decide where to go next.

Other topics under consideration are: Traveling "On The Cheap"; Dangers Lurking; and of course, specific travel destinations, tried and true.

As airline employees, we are unique individuals with one common bond: travel. Whether we venture from Phoenix to Santa Barbara or JFK to Tokyo, we all hold an enviable position; we work in the airline industry with access to opportunities others only dream of. If there's one central theme that runs through my writing and my travels it is this: Do it now, and maximize your travel potential.

PLANE TALK

AUGUST 2005 VOLUME 20

Published by
America West Airlines
Corporate Communications

Editor: Andy Wagner
Contact: (480) 693-5883;
PlaneTalk@americawest.com

# Travel Section

Fall is a great time to plan a get away. Crowds are smaller and loads are lighter, making it possible for you to really enjoy your interline privileges. Our tried-and-true interline partners have many special offerings for you.

### AERO-MARINE

*Classic Safari Experience*... This popular South African program is a four-night package beginning and ending in Johannesburg. Included are two nights in Johannesburg and two nights at the Portea Hotel Kruger Gate in Mpumalanga for your safari to Kruger Park. Rates are $649 per person double occupancy, Sept. 1 to Nov. 30.

*MAUI, KONA AND KAUAI PACKAGES*... Each package offers five nights at the island of your choice and includes tax and car rental. Through Dec. 21, rates at Maui begin at $409 per person, double occupancy; Kona, $409; Kauai, $489. Special rates available for children and guests sharing accommodations with the employee.

*VILLA RENTALS IN TUSCANY*... Weekly rentals are available in this converted and renovated Tuscany farmhouse in Podere Torricella to offer 10 beautiful and spacious one- and two-bedroom apartments. Through Sept. 30, one bedroom is $899, two bedrooms $1149; Oct. 1 through 29, $759 and $989; through Dec. 18, $659 and $889.

For these and other packages by Aero-Marine, contact info@aero-marine.com, (800) 255-2376.

### INTERLINING PLUS

*Western Caribbean Cruises*... The Zuiderdam sails from Ft. Lauderdale for seven days to Half Moon Cay, George Town, Costa Maya, and Key West on Sept. 24 from $399 per person double occupancy. Carnival's Glory departs Port Canaveral on Sept. 24 for seven days to Costa Maya, Belize, Cozumel, and Progreso from $349 per person, double occupancy.

*Cruising The Panama Canal*... The Norwegian Dream departs Los Angeles for 18 days on Sept. 27 calling in Puerto Vallarta, Acapulco, Punta Arenas, terminating in Houston. Rates begin at $699 per person double occupancy.

*Grand Pineapple Beach, Antigua*... This beautiful Caribbean island getaway situated on a secluded white-sand beach, is an all-inclusive resort. Book before Sept. 15 for rates that begin at $277 per person for three nights, for stays through Dec. 20.

Contact Interlining Plus at info@interliningplus.com, (800) 665-3100.

### OPEN SKIES VACATIONS

*Australia - Down Under In Sydney*... This three-night package includes accommodations, roundtrip space available air transportation via Air Canada (companions eligible), some sightseeing, hotel taxes and service charges. Rates begin at $539 per person double occupancy through March 31, 2006; extra nights are available.

*Hong Kong Adventure*... Hong Kong is the most spectacular harbor in Asia and its shopping opportunities are legendary. This is a four-night package with accommodations at either the Metropole Hotel or the Ramada Hotel Kowloon. Rates begin at $409 depending on hotel choice and dates and include accommodations, roundtrip space available air (companions eligible on Air Canada), all hotel taxes and service charges.

To book, contact Open Skies at (800) 935-9444, reservations@openskiesonline.com.

### TIDBITS FROM THE PASS BUREAU

The next Parents' Pass Travel Class is scheduled for Wednesday, Sept. 7, at corporate headquarters Annex Room A, 111 W. Rio Salado Parkway, from 6 to 7:30 p.m. For reservations, contact Jeannie at (480) 693-8644.

Reminders - If you intend to standby for first-class, you must be listed in first. Please do not expect the gate agent to do this for you.

No Mesa Guest Passes can be accepted for travel on HP aircraft; only on Mesa-operated routes. Companions and committed partners may not travel on Mesa.

Please! Do not expect free beverages and headsets when traveling non-revenue.

URGENT REMINDER - School documents for the fall semester are now due in order to retain the dependent status of children older than 19. Fax to the Pass Bureau, (480) 693-8850.

# Company Store

## Now In Stock

For immediate delivery, the "Coast-to-Coast" Executive 1/100 scale model 757 with the latest artwork including the flag drape on the twin towers. The retail price is $195 and the employee price is $161.75.

## Limited Offering

For a limited time, the Company Store is also offering Executive airplane models (1/100 scale) in the original livery. Choose from either the Boeing 737 or 757. This will be a special production run and will be delivered approximately 90 days from your date of order. If you are interested in ordering one of the model planes you may do so by filling out the order form below or through *www.awacompanystore.com*. Payment is required at the time of order.

### Model Plane Order Form

Name: ______________________ Badge #: ______
Phone Number: ______________________

Choose a model

| | | | |
|---|---|---|---|
| Boeing 737 | Retail | $149.95 | Employee Price $127.50 |
| Boeing 757 | Retail | $165.95 | Employee Price $141.50 |

Credit Card: ______________________ Expiration Date: ______

Need to have your order shipped? Please include a shipping address. (No P.O. Boxes) A shipping charge of $15.95 will apply to all orders shipped.

Name: ______________________

Address: ______________________

City, State, and Zip: ______________________

*Please fax form to the company store at (480) 693-8371*



AWA 757 Model Coast to Coast Livery



AWA 737 Model Old Livery Pre-Jan. 28, 1996



AWA 757 Model Old Livery Pre-Jan. 28, 1996

PLANE TALK 7

Final Descent Calendar Of EventsIN RENOIN LAS VEGASIN PHOENIXCenter for Abused Boys Hope Girls Women20-Year Anniversary HopeUMOM New Day Party 2005 Phone-A-Thon Baseball OutingSept. 2, 5:30 p.m. Center#fs Read to registration, Aug. 30, 5:30 to 9 Aug. 30, 6 to 9:30 p.m.6:30 p.m. dinner p.m.Sept. 6, 5:45 to 7:30 Dickson Realty, 1030 Cashman Field, 850 CaughlinScottsdale Resort Las Vegas Blvd. UMOM New Day Center, & Conference Crossing in Reno,North in Las Vegas Nev. Center, 7700 E. McCormick Park- Van Buren St. in To volunteer, contact To volunteer, contact Teresaway in Scottsdale, Ariz. Dave Brass, To volunteer, contact Coffman, (480) 693-2002 (480) 693-5403 For information, contact Relations, (480)Kathi693 Overkamp, (480) 693-5235 $500 Employee Refer a Baggage Handler and receive $500*. Fleet prospective Fleet Service Agents who can work varied diploma or equivalent, and are at least 18 years old To earn the referral bonus, have your referred be held on:Wednesday, Aug. 17, 10 a.m. Thursday, Aug. 18, 1 Thursday, Aug. 25,Tuesday, Aug. 30, 1 p.m. 10 .m.Information sessions are held at 111 W. Rio Salado her job history and a list of personal references so For program details, FAQs and an Employee Referral Recruitment). For external job postings, including www.americawest.com/careers.*reward subject to rules of referral program, which ID90.com offers travel discounts below interline rates for a free two-day trialor a monthly subscription fee of $1.99.8plane talk

FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US

Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registra(tion Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.